P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

Symbol – TSX & AIM: KGI
March 3, 2006

First Hole on New Program Targeting '04 Break To Surface Returns
 2.3 Ounces over 6 Feet; Lower D Zone Expands To the North

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on its three year exploration program, including recent drilling results from a new program targeting the ‘04 Break from the 3400 Level as well as the Lower D Zone program (which has successfully extended this zone to the north). These programs are part of an overall exploration campaign to explore the Company’s land holdings for a combined potential of 15 million tons of ore on the ‘04/Main Break, Parallel Breaks and North-South structures, such as the Lower D Zone.

The first exploration in this campaign, launched in 2002, was to drill for the extension of the ’04 Break, which was the main ore body horizon on the former Macassa property, from the 3800 level to surface. This program successfully extended the ’04 Break over 600 feet to the 3200 foot elevation. Based on this success and the discovery of the north-south trending Upper D Zone, a new level was driven on 3400 level which contains a recently completed drill bay, that will permit further drilling of the 204 Break up plunge towards surface (see figure 1). This level, which drifted along the D Zone, has now reached the ’04 Break which itself is currently being defined by drifting.

“Given the number of new ore headings being developed in the new upper extension of the Mine – both on the D Zone and ’04 Break – production implications are considerable”, said Ken Rattee, Chief Production Geologist. “Cost per ton and per ounce should decrease as the new production impacts the Mine. Specifically, the current development has the potential for expanded strike lengths of steep ore and will be the first significant ore development along the ’04 Break since the mid 1990’s.”

'04 Break Update

The highlights of the current drilling results on the ’04 Break are:

  To date the average grade from chip sampling in this delineation process of the ’04 Break is 2.44 ounces per ton (“opt”) of gold over 5.5 feet uncut (1.61 opt cut) over a strike length of 30 feet. Every face chip has had at least one sample that is over the cut value of 3.5 opt gold, including one face with a value of 7.15 opt gold over 3 feet uncut (including 13.80 opt gold over 1.0 feet uncut). An earlier drill intersection returned 6.50 opt gold over 8.9 feet core length uncut (3.15 opt gold cut) at 90 feet west of the current west development face (see news release dated February 15th, 2005).

  Underground and surface drilling will follow this ore 3800 feet up dip between 3400 level and surface.

  Drill hole 34-208, the first hole from the new 3400 drill bay, intersected the ’04 Break and assayed 2.33 opt gold uncut (1.50 opt gold cut) over a core length of 6.3 feet. This intersection lies 14 feet above and 200 feet north of the existing development on the 3400 level.

  The production implications for the new upper section of the Mine are considerable. Eight sub-levels between the 34 and 38 level have recently been developed on the Upper D Zone, each of which will bring into production multiple, high grade ore stopes.

Lower D Zone Update

As previously disclosed (see news release dated February 14th, 2006) the exploration campaign has discovered 14 gold zones to the south of the Camp’s main ore horizon, the ‘04/Main Break. The first of the new discoveries to be drilled to reserve and resource status below the 4700 level will be the Lower D Zone where in-fill drilling has been underway since summer 2005 and there is now continuous ore over 1280 feet horizontally.

The Company has completed six new drill holes on the Lower D Zone. This drilling has expanded the existing Lower D reserve/resource block an additional 600 feet to the north and defined a new resource area on the Lower D an additional 900 feet further to the north between the 4800 and 5300 elevations. This area is located 1200 feet from the operational workings on 5025 level.

The highlights of the current drilling of the Lower D Zone are:

  The latest Lower D intersection in drill holes 47-1154B, 47-1157 and 47-1164 have extended the existing Lower D resource/reserve block 600 feet north. (see figure #2 and #3).

  A new resource area has been identified in the Lower D Zone which is located 600 feet north of the current expanded Lower D reserve/resource block. Future drilling from the 5300 level will be exploration drilling with a view to filling in this 600 foot gap.

  Drill hole 50-669W1 intersected 2.40 opt gold uncut (1.37 opt gold cut) over a core length of 3.0 feet – including 6.61 opt gold over a core length of 1.0 feet. This intersection is located 50 feet above previously released drill hole 50-627 that assayed 1.10 opt gold over a core length of 18.0 feet (see news release dated July 7, 2005).

  These Lower D resources are open in all directions.

  The Lower D Zone is the second major north south structure discovered by the Company. The zone has an average dip of -70 degrees and appears to shallow to the north to an average of -32 degrees. The mineralization is unique to the Kirkland Lake Camp and comprises silicified tuff and porphyry mineralized with pyrite as compared to the classic quartz vein systems.

Figures

The figures attached to this news release are:

Figure 1 is a longitudinal in the plane of the `04 Break from surface to the 5500 elevation with the Upper D, Lower D, and the New South/LK Zones projected onto the plane.

Figure #2 is a plan view showing the Lower D resource/reserve areas south of the #3 shaft mine workings and the latest drill hole intersections.

Figure #3 is a longitudinal section of the Lower D Zone showing the latest intersections and resource/reserve areas.

The following table summarizes the latest drilling program results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
34-208	`04 Break incl.	280.9 280.9	287.2 282.4	+3	005	2.33/6.3’ CL = 4.5’ TW Uncut 1.50/6.3’ CL = 4.5’ TW Cut 6.58/1.5’ CL = 1.1’ TW, VG
50-669W1*	Lower D incl.	870.5 870.5	873.5 871.5	-9	121	2.40/3.0’ CL = 1.3’ TW, Uncut 1.37/3.0’ CL = 1.3’ TW, Cut 6.61/1.0’ CL = 0.4’ TW, VG
50-665*	Lower D	900.0	907.5	-10	127	0.16/7.5’ CL = 3.1’ TW
50-696*	Lower D Incl.	1,089.8 1,099.0	1,101.1 1,101.0	-14	129	0.49/11.2’ CL = 3.6’ TW, VG 1.23/2.0’ CL = 0.7’ TW
47-1154B	Lower D incl.	1,381.7 1,382.7	1,385.0 1,384.0	-16	124	2.14/3.3’ CL = 2.6’ TW, Uncut 1.65/3.3’ CL = 2.6’ TW, Cut 4.73/1.3’ CL = 1.0’ TW, VG
47-1157	New Lower D New	299.7 1,376.0 1,474.1	301.2 1,378.0 1,475.6	-15	121	0.32/1.5’ CL = TW Unknown 0.89/2.0’ CL = 1.7’ TW, VG, TELL 0.48/1.5’ CL = TW Unknown, VG, TELL
47-1158	New Lower D New	953.2 1,340.7 1,451.7	955.0 1,343.6 1,457.7	-15	116	0.40/1.8’ CL = TW Unknown 0.18/2.9’ CL = 2.6’ TW, VG 0.30/6.0’ CL = TW Unknown, VG
47-1164	Lower D	1,353.3	1,355.7	-15	108	0.67/2.4’ CL = 2.2’ TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz./ton

* Previously released Lower D intersections (see news release dated February 14th, 2006).

Kirkland Lake Gold invites all Prospectors and Developers Convention attendees to visit our booth (#2611) in the Exchange Forum. In addition, a 15 minute exploration talk will be given on Wednesday, March 8 at 10:00 AM in Room205B.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated September 9. 2005.

All of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com
Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

Figure 1

DDH PIERCE POINT
UNEXPLORED AREAS
MAIN ORE-BEARING ZONES
BOUNDARY ZONE
NORTH-SOUTH DISCOVERIES
Amikougami Fault
5300'
New Plunge
New Plunge
No. 3 SHAFT
No. 2 SHAFT
D ZONE
3400 L
3800 L
4500 L
LOWER D ZONE
04 BREAK EXTENDED
34-208
2.33/6.3' CL
SOUTH/LK ZONE
ABM ZONE
3000 L
2475 L
SCHEMATIC LONGITUDINAL SECTION LOOKING NORTHWEST
THE MAIN BREAK/ '04 BREAK ORE ZONE
WITH NORTH-SOUTH DISCOVERIES
KIRKLAND LAKE GOLD INC.
FIGURE 1
MAR 3, 2006

Figure 2

O4 BREAK
N
-4000
-3000
-2000
-1000
0
1000
LEVEL 4750
LEVEL 5300
-1000
-2000
OTHER NEW ZONES
No. 6 BREAK
NEW RESOURCE AREA ON LOWER D
50-669W1 2.40oz/3.0' CL Lower D
50-665 0.16oz/7.5' CL Lower D
50-696 0.49oz/11.2' CL Lower D
47-1158 0.18oz/2.9' CL
47-1157 0.89oz/2.0' CL
47-1154B 2.14oz/3.3' CL
47-1164 0.67oz/2.4' CL
45-891
45-911A
NEW SOUTH / LK
47-1157
47-1164
47-1154B
47-1158
50-665B
50-658
50-669W1
50-666
50-627
50-627W1
LOWER D ZONE
CURRENT RESOURCE BLOCK
50-622
3.34oz/1.0' CL
EXTENDED RESOURCE AREA
LEGEND
CL
CORE LENGTH
RECENT DRILLING ASSAYS IN OZ/TON OVER CORE LENGTH
PART OF LEVELS 4750 AND 5300
ZONE OR BREAK
NEW DRIFT IN PROGRESS
DIAMOND DRILL HOLE
SCALE: 2000 FT
PLAN VIEW OF RECENT DRILLING SHOWING LATEST LOWER D RESULTS SOUTH OF THE #3 SHAFT AREA, KIRKLAND LAKE GOLD INC.
FIGURE 2
MAR 3, 2006

Figure 3

KIRKLAND LAKE GOLD INC.
LOWER D ZONE LONGITUDINAL SECTION
10000 N
10200 N
10400 N
10600 N
10800 N
11000 N
11200 N
11400 N
11600N
11800 N
12000 N
12200 N
12400 N
12600 N
LOWER D ZONE
RESOURCE/RESERVE AREA
NEW RESOURCE AREA
ON LOWER D ZONE
47-1158
0.18/2.9' CL
Extended Lower D Resource Area
600 Feet
47-1105
3.00/11.0'CL
OPEN
50-669W1
2.40/3.0' CL
4800
5000
5200
5400
5600
50-622
3.34/1.0' CL
600 Feet
600 Feet
To Be Tested
from new 5300
X-cut
50-665
0.18/7.5' CL
47-1092
0.87/15.0'CL
47-1091
2.87/1.7CL
47-1154B
2.14/3.3' CL
47-1157
0.89/2.0' CL
47-1164
0.34/5.0' CL
2,700' x 600' x 6.3' equals a
potential to host 532,000 tons at a
60% Hit Ratio *
2,700 Feet
Potential Strike Length
50-696
0.49/11.2' CL
LONG SECTION AZIMUTH 360 degrees
LONG SECTION AZIMUTH 028 degrees

LEGEND

- • RECENT DIAMOND DRILL HOLE PIERCE POINT
- • DRILL HOLE PIERCE POINT - LOW VALUES
- CL CORE LENGTH
- 3.34/1.0'CL NEW DRILLING, ASSAYS IN OZ/TON
- * BASED ON AN AVERAGE 6.3' MINING WIDTH OF INTERSECTIONS TO DATE
  60% HIT RATIO IS BASED ON DRILLING RESULTS TO DATE

LONGITUDINAL SECTION LOOKING WESTERLY SHOWING LOWER D ZONE AND NEW DRILL RESULTS, MARCH 2006

KIRKLAND LAKE GOLD INC.
KIRKLAND LAKE OPERATIONS

FIGURE 3
MAR 3, 2006